FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

Report of a Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month(s) of: January 1, 1998 to December 31, 1998

NEWCOURT CREDIT GROUP INC.

BCE Place, 181 Bay Street
Suite 3500, P.O. Box 827
Toronto, Ontario
Canada, M5J 2T3


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 8, 1999

NEWCOURT CREDIT GROUP INC.


By: John P. Stevenson
Corporate Secretary

                  News Release

For immediate release

Trading Symbol:  NCT                Contact:  Robyn Matsumoto
                                              Corporate Affairs
Exchange Listings:  Toronto                   (416) 594-5308
                    Montreal
                    New York

             Newcourt reports solid earnings and strong
                   organic origination growth in 1998
      Quality earnings and diversified funding sources
                      also highlighted in results

Toronto, February 8, 1999 - Newcourt Credit
Group today reported net income of $294.4 million (US$198.2 million) for the year ended December 31, 1998. These results represent a 55% increase over the $190.1 million (US$135.1 million) reported for the same period last year for the pro forma combined operations of Newcourt and AT&T
Capital prior to a one-time restructuring charge of $177.3 million (US$128.1 million).

Earnings per share on a fully diluted basis increased to $2.06 (US$1.33) for the year compared to $1.33 (US$0.96) prior to the restructuring charge for 1997.

Fourth quarter earnings increased 27% to $103.7 million (US$67.2 million) from
$81.8 million (US$58.1 million) in 1997 pro forma. Earnings per share for the fourth quarter were $0.71 (US$0.41) in line with the consensus estimates of the 11 analysts who follow the Company.

"As these results indicate, 1998 was a year
 of strong fundamental performance for
Newcourt. During the year, we witnessed
unsettled capital markets and weak economic conditions in some regions of the world. The strength and quality of our core loan origination businesses and the depth and diversity of our funding sources contributed significantly to the Company's success in meeting these challenges," said Steven K.
Hudson, Chief Executive Officer.

                       - more -

Loan originations during 1998 amounted to $24.3 billion (US$15.6 billion) versus $17.0 billion
(US$11.9 billion) in 1997 pro forma.

In line with the distribution of origination volumes in the prior year, Newcourt Financial, the Company's commercial finance business, generated $18.4 billion (US$11.8 billion) or 76% of the total loan origination volume in 1998.
Newcourt Capital, the Company's corporate finance business, originated the remaining $5.9 billion
(US$3.8 billion). Geographically, the North
American market accounted for approximately 89% of the Company's new loan volume while the UK and Europe accounted for approximately 8%.

"Newcourt has built its business model on developing strong core origination platforms with some of the world's leading manufacturers," noted
Hudson. "This past year was an opportunity to 'prove up' the organic power, the scalability and the sustainability of these platforms as they gained traction as the driving force in the Company's origination growth."

During the year, Newcourt funded 35% of this loan origination volume from on-balance sheet sources with 21% coming from loan syndications and 44% derived from securitization activities. The quality of the Company's balance sheet has been maintained with tangible leverage of 5.9:1 as at December 31, 1998 comparable to the 5.7:1 reported as at December 31, 1997 on a pro forma basis.

Total asset finance income for the year ended
December 31, 1998 rose 27% to $1,498.6 million
(US$1,008.9 million) from $1,178.5 million
(US$851.6 million) during 1997 on a pro forma basis. Newcourt's continued focus on quality earnings is reflected in the distribution of revenue sources. Net finance & rental income of $815.8 million (US$549.2 million) accounted for 54.4% of the Company's revenue mix while gain on sale of finance assets of $452.1 million
(US$304.4 million) accounted for approximately
30.2%. The remaining 15.4% of revenue was derived from management and other fees.

Newcourt's success at realizing better than expected cost savings from the AT&T Capital integration is reflected in the continued reduction in the operating expense ratio.
Expressed as a percentage of owned and managed loans, operating expenses on an annualized basis, excluding amortization and depreciation, declined from 3% as at December 31, 1997 pro forma to 2.7% as at December 31, 1998.

At a meeting of the Board of Directors held on February 8, 1999, a quarterly dividend of $0.06 was approved for payment on February 26,1999, to shareholders of record as of February 19, 1999.

Newcourt Credit Group is one of the world's leading sources of commercial and corporate asset-based financing with owned and managed assets of $36.2 billion (US$23.3 billion) and a global capability in 26 countries.


                             Newcourt Credit Group Inc.
                        Summary of Quarterly Financial Statistics
                          for the period ended December 31, 1998 <fn1>

I.  Basic Earnings per Share (common and special)

Average Shares Outstanding during the Period

Number of Common and Special Shares as at January 1, 1998 83,070,958

Shares issued during the year:  December 31, 1998

                                                                       Weighted
                           Date      # shares          # days o/s      Average
Issue to Nomura          1/12/98    17,633,857         354 / 365      17,102,426
Exchange for sub rights  1/12/98    38,500,000         354 / 365      37,339,726
Private placement         6/4/98     8,668,446         211 / 365       5,011,074
Other                                  439,373         303 / 365         364,724
                                    65,241,676                        59,832,411 59,817,950

Weighted average shares outstanding, December 31, 1998                  142,888,908

Net income for the year to date                                            $294,367

Basic earnings per share                                                      $2.06


II.  Comparative Fully Diluted Earnings Per Share Summary

                           Three Months Ended                 YTD
               Mar. 31    June 30    Sept. 30    Dec. 31    Dec. 31
1997            0.23        0.31       0.36        0.43       1.33 <fn2>
1998            0.32        0.49       0.54        0.71       2.06

II.  Balance Sheet Highlights ($ millions)

                                        Three Months Ended                      YTD
                           Mar. 31      June 30      Sept. 30     Dec. 31    Dec. 31
                            1998         1998         1998         1998        1998
Owned and managed assets   31,876       33,952       34,360       36,220      36,220
Tangible equity             1,973        2,635        2,652        2,788       2,788
Tangible leverage           7.1:1        5.2:1        5.9:1        5.9:1       5.9:1



IV.    Income Statement Highlights ($000)
Net income                          	Three Months Ended                    YTD
                         Mar. 31   June 30     Sept. 30     Dec. 31        Dec. 31
1997                     23,506     40,921     43,812<fn2>   81,841<fn2>    190,080<fn2>
1998                     42,389     69,755     78,510      103,713         294,367
New originations
1997                  3,021,714  3,771,886  4,640,500    5,597,600     17,031,700
1998                  4,535,989  5,911,759  6,339,545    7,499,738     24,287,031
1998 Originations
U.S. & Canada             88.7%
U.K. / Europe              7.7%
Asia Pacific               2.5%
Latin America              1.1%
                         100.0%
V.  Margin Analysis Summary ($000)

(i) Securitization                        Three Months Ended                       YTD
                          Mar. 31      June 30       Sept. 30       Dec. 31      Dec. 31
                            1998        1998           1998           1998         1998

Securitization fees       76,028       97,274         79,690        130,766      383,758
Assets securitized     1,639,197    3,300,804      1,833,801      3,883,504   10,657,306
Securitization margin      4.64%        2.95%          4.35%          3.37%        3.60%
(ii) Syndication
Syndication fees         10,126       14,847         18,130          25,258       68,361
Assets syndicated       859,007    1,182,206      1,602,710       1,567,800    5,211,723
Syndication margin        1.18%        1.26%          1.13%           1.61%        1.31%
(iii) Net Finance Income

Finance assets
held for investment 11,516,392    11,704,883     12,778,941      13,365,986   13,365,986
Operating leases
held for investment
  and sale           2,874,492     3,103,490      3,322,238       3,373,451    3,373,451
Finance assets
held for sale        1,597,878     1,634,739      2,316,715       2,394,488    2,394,488
Total owned assets  15,988,762    16,443,112     18,417,894      19,133,925   19,133,925
Net finance and
  rental income        190,119       184,785        220,319         220,564      815,787
Net finance income
 Margin                  4.83%         4.56%          5.06%           4.70%        4.79%
Interest expense       218,741       236,057        254,935         267,453      977,186
OPEX / Owned and
  managed assets          2.8%          2.7%           2.7%            2.7%         2.7%

<fn1>  All $ expressed in C$ unless otherwise specified
</fn1>
<fm2>Prior to a one time restructuring charge
</fn2>


Newcourt Credit Group Inc.

                       CONSOLIDATED BALANCE SHEETS


                      [in thousands of Canadian dollars]


                                                  As at December 31
                                                 1998             1997
                                                   $                $
ASSETS
Cash and cash held in escrow                   1,550,221        1,778,413
Finance assets held for investment            13,365,986        2,185,568
Operating leases held for investment           3,373,451          275,833
Finance assets held for sale                   2,394,488        1,091,398
Investment in affiliated companies               302,437          173,918
Accounts receivable, prepaids and other          482,613          181,736
Property and equipment                           145,699           87,396
Goodwill                                       1,896,657          408,754
Future income tax assets                         227,292                0
Total Assets                                  23,738,844        6,183,016

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Accounts payable and accrued liabilities       1,039,032          303,968
Debt                                          18,015,185        2,789,816
Future income tax liability                            0           27,739
Total Liabilities                             19,054,217        3,121,523
Shareholders' Equity
Share capital                                  4,334,723        2,935,402
Retained earnings                                349,904          126,091
Total Shareholders' Equity                     4,684,627        3,061,493
Total Liabilities and Shareholders' Equity    23,738,844        6,183,016



Newcourt Credit Group Inc.

         CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

      [in thousands of Canadian dollars, except for per share amounts]



                                                   Years ended December 31
                                                  1998                 1997
                                                    $                    $
Asset finance income
      Net finance and rental income              815,787              84,349
      Gain on sale of finance assets             452,119             188,837
      Management and other fees                  230,685              45,249
Total asset finance income                     1,498,591             318,435
Operating and administrative                     465,747              84,774
Salaries and wages                               443,447              94,160
Goodwill amortization and depreciation expense   117,304              20,427
Operating income before restructuring
  charges and taxes                              472,093             119,074
Restructuring charges                                  0             103,000
Operating income before income taxes             472,093              16,074
Provision for (recovery of) income taxes         177,726             (20,347)
Net income for the year                          294,367              36,421
Retained earnings, beginning of year             126,091             100,774
Dividends paid on common shares                  (26,001)            (10,004)
Premium on redemption of preferred securities
  and other                                      (44,553)             (1,100)
Retained earnings, end of year                   349,904             126,091

Earnings per common share:
Basic                                              $2.06               $0.52
Fully diluted                                      $2.06               $0.52

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